Exhibit 99.1

FERRARI N.V. SIGNS A NEW SYNDICATED REVOLVING CREDIT FACILITY

Maranello (Italy), 3 December 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces that it has signed a Euro 350 million unsecured committed revolving credit facility, intended for general corporate and working capital purposes (the “New RCF”).

The New RCF, entered into with a group of twelve banks, has a five-year tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on Ferrari’s request and on each bank’s approval for its participation.

This facility replaces the Euro 350 million committed revolving credit facility due December 2026, which has been cancelled.

The New RCF provides a lower cost of capital as compared to the prior facility and confirms the support that Ferrari receives from a large panel of international relationship banks.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles.
From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate). Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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